EXHIBIT 21

SUBSIDIARIES OF CONN’S, INC.

Subsidiary	Jurisdiction
CAIAIR, Inc.	Delaware
CAI Credit Insurance Agency, Inc.	Louisiana
CAI Holding Co.	Delaware
Conn Appliances, Inc.	Texas
Conn Appliances, LLC	Delaware
Conn Credit Corporation, Inc.	Texas
Conn Funding II GP, LLC	Texas
Conn Funding II, LP	Texas
Conn Lending, LLC	Delaware
Conn Credit I, LP	Texas